

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Jason Pesile
Senior Vice President, Finance and Accounting
Vaxxinity, Inc.
505 Odyssey Way
Merritt Island, FL 32953

      Re: Vaxxinity, Inc.
           Form 10-K for Year Ended December 31, 2022
           File No. 001-41058

Dear Jason Pesile:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences